UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Regis Corporation
(Name of Issuer)
Common
(Title of Class of Securities)
0000716643
(CUSIP Number)
06/16/2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G
CUSIP
No.
0000716643

1
Names of Reporting Persons

Inspire Developers, LLC
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

Ohio, USA
Number of
Shares
Beneficiall
y Owned by
Each
Reporting
Person
With:

5
  Sole Voting Power


  2,734,848*
   *Note that in addition to these shares, the following potential increase in voting power is not under Reporting Person's discretion: 38 put contracts of 1/19/2024 exercise date at $0.50 exercise price have been written with unidentified third parties, which may trigger an increase in sole voting power by up to 3,800 shares if the third parties were to exercise the puts.

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


(iii)	2,734,848*
*Note that the following potential decrease in dispositive power is not under Reporting Person's discretion: Covered-call positions of exercise date 1/19/2024 consisting of 6,340 call contracts of $1 exercise price, and 21,005 call contracts of $0.50 exercise price have been written against 2,734,500 shares, thereby also conveying dispositive power for 2,734,500 shares to unidentified third parties.


8
  Shared Dispositive Power


  0
9
Aggregate Amount Beneficially Owned by Each Reporting Person

2,734,848
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

6.01%
12
Type of Reporting Person (See Instructions)

OO



Item 1.
(a)	Name of Issuer: Regis Corp
(b)	Address of Issuer's Principal Executive Offices:
3701 Wayzata Blvd, Suite 500, Minneapolis, MN 55416
Item 2.
(a)	Name of Person Filing: Inspire Developers, LLC
(b)	Address of Principal Business Office or, if None,
Residence:  118-17 Union Turnpike 19G, Forest Hills, NY 11375
(c)	Citizenship:	USA
(d)	Title and Class of Securities: Common
(e)	CUSIP No.: 0000716643

Item 3. 	If this statement is filed pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the
Act;
(d)	[_]	Investment company registered under Section 8 of the
Investment Company Act of 1940;
(e)	[ ]	An investment adviser in accordance with Rule 13d-
1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance
with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance
with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment
Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-
1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If
filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 2,734,848
 (b)	Percent of Class:  6.01
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 2,734,848*
*Note that in addition to these shares, the following potential increase in voting power is not under Reporting Person's discretion: 38 put contracts of 1/19/2024 exercise date at $0.50 exercise price have been written with unidentified third parties, which may trigger an increase in sole voting power by up to 3,800 shares if the third parties were to exercise the puts.
	(ii)	Shared power to vote or to direct the vote:0
(iv)	Sole power to dispose or to direct the disposition of:
2,734,848*.
*Note that the following potential decrease in dispositive power is not under Reporting Person's discretion: Covered-call positions of exercise date 1/19/2024 consisting of 6,340 call contracts of $1 exercise price, and 21,005 call contracts of $0.50 exercise price have been written against 2,734,500 shares, thereby also conveying dispositive power for 2,734,500 shares to unidentified third parties.
(v)	Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
beneficial owner of more than five percent of the class of
securities, check the following [    ].
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Item 7.	Identification and classification of the subsidiary which
acquired the security being reported on by the parent holding company or control person.
Item 8.	Identification and classification of members of the group.
Item 9.	Notice of Dissolution of Group.

Item 10. Certifications.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  08/01/2022



I. Amladi, Managing Member
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
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